Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

September 19, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Mara L. Ransom
Ta Tanisha Meadows
Bill Thompson
Danilo Castelli
Jennifer López-Molina

Re:	Advance Holdings, LLC
Revolve Group, Inc.
Draft Registration Statement on Form S-1
Submitted August 23, 2018
CIK No. 0001746618

Ladies and Gentlemen:

On behalf of our client, Advance Holdings, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 10, 2018, relating to the above referenced Confidential Draft Registration Statement on Form S-1.  On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the August 23, 2018 submission).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission

September 19, 2018

1.

We note your response to comment 5 that media impressions “demonstrate the reach of the Company’s social and influencer marketing strategy.”  Please expand your disclosure to clarify the “reach” of the media impressions.  In this regard, please tell us what consideration you have given to quantifying your media impressions for recent years to provide a more balanced disclosure of your “28 billion media impressions in 2017.”  Please also clarify if your media impressions include paid or free sources.

In response to the Staff’s comment, the Company has revised the disclosure on page 63. The Company respectfully submits that due to API changes to the platform that it uses to track the number of social media impressions, it is unable to determine the number of social media impressions for periods prior to 2017.  Accordingly, the Company has provided the number of media impressions in 2017 and in the 12 months ended June 30, 2018.

2.

As a related matter, please also tell us how you measure traffic to your sites.  For example, please tell us how you are able to track traffic driven from free or paid impressions.  In this regard, we note your disclosure that you “drove 45% of traffic from free sources.”  Please also define the term “traffic” and clarify if it includes customers that have made purchases on your sites or customers that have visited your sites, regardless of whether a purchase has been made.

The Company measures traffic to REVOLVE, which we define as visits to the REVOLVE website or its mobile application (regardless of whether a purchase is made), by tracking how the visitor landed on the website or mobile application.  Free and low-cost sources of traffic include direct visits to the website and mobile application, organic search results for REVOLVE or any of the brands we carry on REVOLVE, email marketing, and paid branded search terms.  Paid sources of traffic to REVOLVE include affiliate links, retargeting, product listing ads and paid social media marketing.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 and 90.

Factors Affecting Our Performance, page 66

3.

We note your response to comment 8 that you have revised the disclosures to remove the references to “one-time disclosures.”  However, it appears that you did not remove such reference on page 67.  Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 67.

Securities and Exchange Commission

September 19, 2018

Business

Our Industry

Media Consumption and Shopping Behaviors of Next-Generation Consumers, page 87

4.

We note your response to comment 16 regarding your “community of influencers.” Given the importance of social media influencers in your marketing strategy, please balance your disclosure and quantify, if possible, the number of social media influencers with which you have agreements and to whom you pay compensation.  In this regard, we note your disclosure on page 19 that “[you] also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives.”

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

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Securities and Exchange Commission

September 19, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael Nordtvedt

cc:	Jesse Timmermans, Advance Holdings, LLC

Katherine Ku, Wilson Sonsini Goodrich & Rosati P.C.

Tom Holden, Ropes & Gray LLP

Jeff Rawlins, KPMG LLP